06017973

82-03138

RECEIVED
2006 OCT 25 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEGAL ENTITY REPORT

Barclays Private Bank and Trust Ltd	280,872
Barclays Global Fund Advisors	10,828,096
Barclays Global Investors Ltd	43,393,821
Barclays Capital Securities Ltd	44,644,332
Barclays Capital Inc	530,497
Barclays Life Assurances Co Ltd	6,173,663
Barclays Private Bank and Trust Ltd	4,009
Barclays Global Investors, N.A.	44,141,151
Barclays Private Bank Ltd	1,655,507
Barclays Global Investors Canada Ltd	240,488
Barclays Global Investors Japan Trust & Banking	3,684,025
Barclays Bank Trust Company Ltd	247,430
Barclays Global Investors Japan Ltd	379,115
Barclays Global Investors Australia Ltd	2,032,215
	158,235,221

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

REGISTERED HOLDERS REPORT

Bank of Ireland	64,551
Bank of New York	230,968
Barclays Capital Nominees Limited	376,317
Barclays Capital Nominees Limited	44,514,424
Barclays Trust Co as Exec/Adm	1,475
BNP Paribas	267,835
Barclays Capital Securities Ltd	154,180
Barclays Capital Securities Ltd	129,908
Barclays Global Investors Canada	240,488
Barclays Trust Co & Others	52,388

dlw 10/31

Barclays Trust Co DMC69	23,429
Barclays Trust Co E99	1,158
Barclays Trust Co R69	168,980
Chase Nominees Ltd	1,622,673
Chase Nominees Ltd	16,560,207
Chase Nominees Ltd	1,394,944
CIBC Mellon Global Securities	204,605
Clydesdale Nominees HGB0125	6,080
Clydesdale Nominees HGB0125	15,308
Clydesdale Nominees HGB0125	2,325
Clydesdale Nominees HGB0125	981
Clydesdale Nominees HGB0125	4,408
Clydesdale Nominees HGB0125	4,010
Clydesdale Nominees HGB0125	1,661
Clydesdale Nominees HGB0125	1,638
Clydesdale Nominees HGB0125	5,029
Clydesdale Nominees HGB0125	5,187
Clydesdale Nominees HGB0125	6,709
Clydesdale Nominees HGB0125	3,213
Clydesdale Nominees HGB0125	4,687
Clydesdale Nominees HGB0125	1,824
Clydesdale Nominees HGB0125	1,539
Clydesdale Nominees HGB0125	24,424
Clydesdale Nominees HGB0125	2,725
Clydesdale Nominees HGB0125	7,612
Clydesdale Nominees HGB0125	2,705
Clydesdale Nominees HGB0125	17,753
Clydesdale Nominees HGB0125	1,764
Clydesdale Nominees HGB0125	2,902
Clydesdale Nominees HGB0125	1,748
Clydesdale Nominees HGB0125	2,281
Clydesdale Nominees HGB0125	3,562
Clydesdale Nominees HGB0125	2,274
Clydesdale Nominees HGB0125	1,771
Clydesdale Nominees HGB0125	2,420
Clydesdale Nominees HGB0125	1,465
Clydesdale Nominees HGB0125	10,327
Clydesdale Nominees HGB0125	2,216
Clydesdale Nominees HGB0125	2,702
Clydesdale Nominees HGB0125	2,556
Clydesdale Nominees HGB0125	2,011
Clydesdale Nominees HGB0125	9,003
Clydesdale Nominees HGB0125	2,283
Clydesdale Nominees HGB0125	4,524
Clydesdale Nominees HGB0125	2,756
Clydesdale Nominees HGB0125	6,205
Clydesdale Nominees HGB0125	3,045
Clydesdale Nominees HGB0125	2,113
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,782

Clydesdale Nominees HGB0125	23,501
Clydesdale Nominees HGB0125	3,659
Clydesdale Nominees HGB0125	20,404
Clydesdale Nominees HGB0125	1,262
Clydesdale Nominees HGB0125	2,518
Clydesdale Nominees HGB0125	1,274
Clydesdale Nominees HGB0125	1,683
Clydesdale Nominees HGB0125	1,888
Clydesdale Nominees HGB0125	2,525
Clydesdale Nominees HGB0125	2,000
Clydesdale Nominees HGB0125	1,605
Clydesdale Nominees HGB0125	2,070
Clydesdale Nominees HGB0125	3,250
Clydesdale Nominees HGB0125	4,229
Clydesdale Nominees HGB0125	9,547
Clydesdale Nominees HGB0125	2,185
Clydesdale Nominees HGB0125	529
Clydesdale Nominees HGB0 325	1,875
Clydesdale Nominees HGB0 325	1,700
Investors Bank and Trust Co	37,564,293
Investors Bank and Trust Co	10,828,096
JP Morgan (BGI Custody)	793,579
JP Morgan (BGI Custody)	192,302
JP Morgan (BGI Custody)	2,496,885
JP Morgan (BGI Custody)	428,415
JP Morgan (BGI Custody)	300,811
JP Morgan (BGI Custody)	511,823
JP Morgan (BGI Custody)	24,895,530
JP Morgan (BGI Custody)	54,904
JP Morgan (BGI Custody)	250,860
JP Morgan Chase Bank	106,135
JP Morgan Chase Bank	2,032,215
JP Morgan Chase Bank	258,124
JP Morgan Chase Bank	3,684,025
Mellon Trust of New England	274,885
Master Trust Bank	30,816
Mellon Trust – US Custodian	594,274
Mitsui Asset	56,080
Northern Trust Bank – BGI Sepa	1,227,300
Reflex Nominees Limited	4,009
State Street Bank & Trust – WI	508,183
State Street Bank and Trust Co	272,809
State Street Boston	2,084,380
State Street Trust of Canada	473,404
The Northern Trust Company – U	332,080
Trust & Custody Services Bank	34,095
Zeban Nominees Limited	1,655,507
	158,235,221

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 11 October 2006

11. Date company informed

13 October 2006

12. Total holding following this notification

158,235,221 shares

13. Total percentage holding of issued class following this notification

4.89%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

13 October 2006